UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August, 2004

Commission File Number  001-31586

                          Minefinders Corporation Ltd.
                          ----------------------------
                 (Translation of registrant's name into English)

      Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                   [MINEFINDERS CORPORATION LTD. LOGO OMITTED]
                          MINEFINDERS CORPORATION LTD.
                            2288 - 1177 WEST HASTINGS
                                 VANCOUVER, B.C.
                                 CANADA V6E 2K3

                                2ND QUARTER 2004
                                FINANCIAL REPORT



Investor Relations
866-687-6263 Toll Free
www.minefinders.com

       NOTICE TO READERS OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying interim consolidated financial statements of Minefinders Corporation Ltd. consisting of the interim consolidated balance sheet as at June 30, 2004 and the interim consolidated statements of loss and deficit, cash flows and mineral properties and deferred exploration costs for the three and six month periods ended June 30, 2004 and 2003 are the responsibility of the Company's management. These financial statements have not been reviewed by the independent auditors of the Company.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                                     Consolidated Balance Sheets
                                 Expressed in thousands of United States Dollars
                                                                     (Unaudited)


                                                                                      June 30,    December 31, 2003
                                                                                          2004
                                                                             ------------------ --------------------
Assets

Current
       Cash and cash equivalents                                                      $ 41,658            $ 45,677
       Receivables                                                                          34                  27
       Prepaid expenses                                                                     77                  71
                                                                             ------------------ --------------------
                                                                                        41,769              45,775
Mineral properties and
       deferred exploration costs  (Note 6)                                             37,420              34,519

Equipment                                                                                  170                 112
                                                                             ------------------ --------------------

                                                                                      $ 79,359            $ 80,406

Liabilities and Shareholders' Equity

Liabilities

Current
                                                                                        $  611               $  797
       Accounts payable and accrued liabilities
                                                                             ------------------ --------------------

Shareholders' equity
       Capital stock (Note 7)                                                           85,344               84,277
       Contributed surplus                                                               6,770                4,483
       Deficit accumulated in the exploration stage                                   (16,469)             (14,486)
       Cumulative translation adjustment                                                 3,103                5,335
                                                                             ------------------ --------------------
                                                                                        78,748               79,609
                                                                             ------------------ --------------------

                                                                                      $ 79,359             $ 80,406


The accompanying notes are an integral part of these consolidated financial statements

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                     Consolidated Statements of Loss and Deficit
          Expressed in thousands of United States Dollars, except per share data
                                                                     (Unaudited)



                                                          Three Months Ended              Six Months Ended

                                                              June 30                        June 30
                                                   ------------------------------- -----------------------------

                                                            2004             2003           2004           2003
                                                   -------------- ---------------- -------------- --------------

Administrative Costs

Accounting and auditing                                    $  63           $   28         $  128          $  62
Amortization                                                   3                3              5              4
Consulting fees                                               55               56            221            100
Corporate relations                                          114              113            240            371
Legal                                                         89               69            161            181
Office services and expenses                                 147               57            207            123
Stock option compensation (Note 9)                         1,318                -          1,318              -
Shareholder reports and filing fees                          107              113            133            208
Travel                                                         5                9             14             38
                                                   -------------- ---------------- -------------- --------------

                                                           1,901              448          2,427          1,087
 Exploration costs written off                                41               19             90             42
                                                   -------------- ---------------- -------------- --------------

Loss from operations                                     (1,942)            (467)        (2,517)        (1,129)

Other Items:
      Foreign exchange gain (loss)                           (9)            (119)             39          (236)
      Interest income                                        210              242            495            309
                                                   -------------- ---------------- -------------- --------------

Net loss for the period                                  (1,741)            (344)        (1,983)        (1,056)

Deficit, beginning of period                            (14,728)         (11,307)       (14,486)       (10,595)
                                                   -------------- ---------------- -------------- --------------

Deficit, end of period                                $ (16,469)       $ (11,651)     $ (16,469)      $(11,651)
                                                   -------------- ---------------- -------------- --------------

Loss per share - basic and diluted                   $    (0.05)         $ (0.01)       $ (0.05)       $ (0.03)
                                                   -------------- ---------------- -------------- --------------

Weighted Average Shares Outstanding                   36,443,820       31,274,190     36,337,487     30,679,871
                                                   -------------- ---------------- -------------- --------------

     The accompanying notes are an integral part of these consolidated financial statements

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                           Consolidated Statements of Cash Flows
                                 Expressed in thousands of United States Dollars
                                                                   June 30, 2004
                                                                     (Unaudited)


                                                               Three Months Ended                      Six Months
                                                                                                         Ended

                                                                     June 30                                June 30
                                                         -------------------------------- -------------------------------

                                                                    2004            2003            2004            2003
                                                         ---------------- --------------- --------------- ---------------

Cash flows from operating activities

Net loss for the period                                        $ (1,741)          $(344)       $ (1,983)       $ (1,056)
Items not involving cash
       Amortization                                                    3               3               5               4
       Write off of deferred exploration costs                        41              19              90              42
       Stock option compensation (Note 9)                          1,318               -           1,318               -
Net change in non-cash working capital balances
       Receivables                                                   (1)           (180)             (7)           (263)
       Prepaid expenses                                               77              51             (6)              32
       Accounts payable and accrued liabilities                    (106)             380           (186)             362
                                                         ---------------- --------------- --------------- ---------------

                                                                   (409)            (71)           (769)           (879)
                                                         ---------------- --------------- --------------- ---------------

Cash flows from investing activities
       Mineral properties and exploration costs                  (1,476)         (1,641)         (2,945)         (2,442)
       Purchase of capital assets                                   (20)             (8)            (92)            (35)
       Purchase of short term investments                              -               -               -        (11,253)
                                                         ---------------- --------------- --------------- ---------------

                                                                 (1,496)         (1,649)         (3,037)        (13,730)
                                                         ---------------- --------------- --------------- ---------------

Cash flows from financing activities
     Net proceeds on issuance of common shares                       336             174           1,067          11,698
                                                         ---------------- --------------- --------------- ---------------

Effect of exchange rate changes on cash and cash
equivalents                                                        (798)             664         (1,280)           2,101
                                                         ---------------- --------------- --------------- ---------------

Decrease in cash equivalents for the period                      (2,367)           (882)         (4,019)           (810)

Cash and cash equivalents, beginning of period                    44,025           1,493          45,677           1,421
                                                         ---------------- --------------- --------------- ---------------

Cash and cash equivalents, end of period                         $41,658            $611        $ 41,658            $611


The accompanying notes are an integral part of these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                   Consolidated Statements of Mineral Properties
                                                  and Deferred Exploration Costs
                               (Expressed in thousands of United States Dollars)
                                                                   June 30, 2004
                                                                     (Unaudited)

                                                                      Three Months Ended            Six Months Ended

                                                                              June 30                June 30
                                                         -------------------------------- -------------------------------

                                                                    2004            2003            2004            2003
                                                         ---------------- --------------- --------------- ---------------

Mineral Properties                                                 $  25           $  38           $  63           $  63
                                                         ---------------- --------------- --------------- ---------------

Exploration Costs

Assaying                                                              61             232             169             325
Amortization                                                          14               5              26              11
Communication and delivery                                            34              20              62              33
Drilling and trenching                                               595             849           1,188           1,169
Engineering and feasibility study                                    210               -             318               -
Environmental                                                         17               4              20               4
Geophysical surveying and mapping                                      1              27               5              37
Heavy equipment                                                       12               -              12               -
Legal                                                                 19               4              38               4
Licences and recording fees                                           63              56             110             108
Metallurgical                                                         95              63             143              75
Road building                                                         31              15              75              15
Stock option compensation (Note 9)                                   859               -             969               -
Supplies                                                              27              38              68              69
Taxes                                                                  3              19              34              22
Technical and professional services                                  235             247             536             461
Travel                                                                48              29             104              57
                                                         ---------------- --------------- --------------- ---------------

                                                                   2,324           1,608           3,877           2,390
                                                         ---------------- --------------- --------------- ---------------


Mineral  properties  and  deferred   exploration  costs            2,349           1,646           3,940           2,453
during the period

Balance, beginning of period                                      35,694          25,125          34,519          23,819

Foreign exchange adjustment                                        (582)           2,332           (949)           2,854

Less: Write-off of deferred exploration costs                       (41)            (19)            (90)            (42)
                                                         ---------------- --------------- --------------- ---------------

Balance, end of period                                          $ 37,420        $ 29,084        $ 37,420        $ 29,084


The accompanying notes are an integral part of these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                                   June 30, 2004
                                                                     (Unaudited)

1.   Basis of Presentation

     These financial statements are presented in accordance with Canadian generally accepted accounting principles for interim financial statements, and are stated in thousands of United States dollars (Note 4).

     These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003.

     These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.

2.   Nature of Business

     The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors to obtain long-term financing to complete exploration and development, the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and upon future profitable production.

     The Company expects to complete early in 2005 a feasibility study on its Dolores mineral property located in Mexico. Assuming the study is positive, development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. The study is considering the effect of various mining and recovery process decisions recently made, and the Company is not yet able to forecast capital or operating costs for the Dolores project.

3.       Change in Accounting Policy

     Effective January 1, 2004, the Company adopted the recommendations of revised Canadian Institute of Chartered Accountants ("CICA") Handbook
     Section 3870, "Stock-based compensation and other stock-based payments", which now requires the Company to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements. The Company has retroactively applied this new accounting policy to prior periods. Previously the Company was required to disclose only in the notes to the consolidated financial statements the pro forma effect of compensation in respect of stock options granted to employees and directors after January 1, 2002.

     The effect of the restatement was to increase the accumulated deficit and the contributed surplus as of December 31, 2002 by $742 (for options granted to employees and directors in 2002) and to increase the accumulated deficit and contributed surplus as of January 1, 2004 by $1,293. Contributed surplus was restated for the corresponding effect of the restatement. There was no effect on the loss reported in the first two quarters of 2003, as there were no options granted in those periods.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                                   June 30, 2004
                                                                     (Unaudited)


3.   Change in Accountancy Policy (continued)

     The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. Readers are referred to the consolidated financial statements for the years ended December 31, 2003 and 2002 for details of assumptions used in the calculations for prior periods.

4.   Reporting Currency and Foreign Currency Translation

     The Company's functional currency is the Canadian dollar. Effective January 1, 2004, the Company changed its reporting currency to the United States dollar from the Canadian dollar to provide information on a more comparable basis with the majority of the companies in the Company's peer group. The Company uses the temporal method to prepare its consolidated financial statements in Canadian dollars and converts those financial statements to US dollars as follows: assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and expenses and capital stock issues are translated at the exchange rate in effect on the transaction dates. The resulting exchange gains and losses are shown as a separate component of shareholders' equity.

     The financial information as at December 31, 2003 and for the three and six month periods ended June 30, 2003 have been restated as if the US dollar had been used as the reporting currency during those periods.

5.   Segmented Information

     The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three and six month periods ended June 30, 2004 and 2003.

6.   Mineral Properties and Deferred Exploration Costs

                                ------------------- --------------------- -------------------- -----------------------

                                Mineral Properties              Deferred        June 30, 2004       December 31, 2003
                                                       Exploration Costs
                                ------------------- --------------------- -------------------- -----------------------
    Mexico
    Dolores Property                       $ 8,122              $ 22,426             $ 30,548                $ 28,397
    Northern Sonora                            205                 3,967                4,172                   3,570
    La Reserva/El Correo                        79                 1,587                1,666                   1,635
    Other                                       37                   121                  158                     160
                                ------------------- --------------------- -------------------- -----------------------

                                             8,443                28,101               36,544                  33,762
    United States
    Nevada Properties                          255                   621                  876                     757
                                ------------------- --------------------- -------------------- -----------------------

                                           $ 8,698              $ 28,722             $ 37,420                $ 34,519
                                ------------------- --------------------- -------------------- -----------------------

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                                   June 30, 2004
                                                                     (Unaudited)


7.   Capital Stock

     Authorized: Unlimited common shares, no par value Issued:

                                                                                       Shares                  Amount
                                                                       ----------------------- -----------------------

              Balance, January 1, 2004                                             36,121,841                $ 84,277
                                                                       ----------------------- -----------------------

              Issued for cash:

              Exercise of stock options

                   Period to March 31                                                 280,000                     730

                   Period to June 30                                                   50,000                     337
                                                                       ----------------------- -----------------------

                                                                                      330,000                   1,067
                                                                       ----------------------- -----------------------
                                                                       ----------------------- -----------------------

              Balance, June 30, 2004                                               36,451,841                $ 85,344
                                                                       ----------------------- -----------------------



      At June 30, 2004, the following stock options were outstanding:

       ---------------------- -------------------------- -----------------------------------------
                                         Exercise Price
                      Number                     ($CDN)                               Expiry Date
       ---------------------- -------------------------- -----------------------------------------

                     125,000                       1.10                             June 19, 2005

                      40,000                       1.05                          December 7, 2005

                     220,000                       1.50                          November 7, 2006

                     585,000                       3.30                            April 17, 2007

                     860,000                       6.45                         December 23, 2007

                      35,000                       8.08                              July 1, 2008

                     755,000                      10.65                        September 26, 2008

                      50,000                      12.53                            March 17, 2009

                      75,000                       8.08                              May 17, 2009

                     720,000                       8.80                             June 14, 2009
       ---------------------- --------------------------

                   3,465,000                       6.89
       ---------------------- --------------------------

     50,000 options with an exercise price of CDN$12.53 were granted on March 17, 2004; 25,000 vested immediately and 25,000 on June 17, 2004. 75,000 options with an exercise price of CDN $8.08 and 720,000 options with an exercise price of CDN$8.80 were granted, with immediate vesting, on May 17, 2004 and June 14, 2004, respectively.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                                   June 30, 2004
                                                                     (Unaudited)



7.   Capital Stock (continued)

     The following table summarizes the changes in stock options during the period:

                                                        Number of Options       Weighted Average
                                                                                  Exercise Price
                                                      -------------------- ----------------------
                                                                                            $CDN
       Outstanding January 1, 2004                              2,950,000                   6.01
       Granted                                                     50,000                  12.53
       Granted                                                     75,000                   8.08
       Granted                                                    720,000                   8.80
       Exercised                                                (280,000)                 (3.91)
       Exercised                                                 (50,000)                 (8.97)
                                                      -------------------- ----------------------
       Outstanding June 30, 2004                                3,465,000                   6.89
                                                      -------------------- ----------------------


8.   Related Party Transactions

a) The Company was charged $ 290 (2003-$128) in the six months ended June 30, 2004, for administrative and geological services by two officers, and two other directors were paid $6 in aggregate for consulting services.

b) The Company was charged $ 93 (2003-$92) in the six months ended June 30, 2004, for legal services by a law firm in which one of the directors is a partner.

c) On June 10, 2004 a director was appointed non-executive Chairman of the Board of Directors for an indefinite term, at a remuneration of $25 per annum, payable quarterly in arrears.

Transactions with related parties are recorded at the exchange amount, being the amount agreed to by the parties.

9.   Stock-Based Compensation

     During the six months ended June 30, 2004, 845,000 stock options were granted (Note 7). The assumptions used in calculating the compensation expense for the six months ended June 30, 2004 in respect of these stock options were as follows:

          Risk free rate                                               3.5%

          Dividend yield                                               nil

          Volatility factor of the expected market price

            of the Company's common shares                              63%

          Weighted average expected life of the

             options (months)                                          30

     Stock option compensation is recognized and charged to the Consolidated Statements of Loss and Deficit, and Mineral Properties and Deferred Exploration Costs in accordance with the nature of the services provided by the recipient of the grant.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                                   June 30, 2004
                                                                     (Unaudited)




10.  United States Generally Accepted Accounting Principles

          The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements, where material, is set out below:

          a)   Mineral exploration expenditures

               Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. In addition, in accordance with Canadian GAAP, the Company has included in deferred exploration costs Mexican value-added taxes that it has paid and which may not be recoverable. US GAAP requires that all such mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would have been charged to the Statement of Loss and Deficit as incurred.

          b)   Comprehensive income (loss)

               US GAAP requires the Company to present comprehensive income. Comprehensive income comprises the Company's net loss and all changes to shareholders' equity except those resulting from investments or distributions to owners. Foreign exchange adjustments resulting from the translation of deferred mineral exploration costs have been excluded from the calculation of comprehensive loss as such costs would have been charged to expense as incurred under US GAAP.

          c)   Stock-based compensation

               Effective January 1, 2004, the Company adopted the Canadian GAAP fair value based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method to all prior periods. The Company has also adopted this method under US GAAP Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation, and the commentary in Note 9(b) to the Company's audited consolidated financial statements for the year ended December 31, 2003 is not applicable to periods beginning after 2003.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                                   June 30, 2004
                                                                     (Unaudited)




10.  United States Generally Accepted Accounting Principles (continued)

     The impact of the above on the financial statements is as follows:

                                                                 Three Months ended               Six Months Ended

                                                                      June 30                         June 30
                                                   ----------------------------------- ---------------------------------

                                                               2004              2003              2004            2003
                                                   ----------------- ----------------- ----------------- ---------------

    Net loss per Canadian GAAP                             $(1,741)           $ (344)        $  (1,983)      $  (1,056)

    Adjustments related to:

        Mineral exploration expenses                        (2,308)           (1,627)           (3,850)         (2,411)
                                                   ----------------- ----------------- ----------------- ---------------


    Net loss per US GAAP                                    (4,049)           (1,971)           (5,833)         (3,467)

    Foreign exchange adjustment                               (802)             (420)           (1,283)           2,361
                                                   ----------------- ----------------- ----------------- ---------------

    Comprehensive income (loss) per US GAAP
                                                          $ (4,851)          $(2,391)         $ (7,116)       $ (1,106)
                                                   ----------------- ----------------- ----------------- ---------------


    Net loss per share, basic and diluted                   $(0.11)           $(0.06)          $ (0.16)        $ (0.11)
                                                   ----------------- ----------------- ----------------- ---------------



                                                                               June 30, 2004     December 31, 2003
                                                                          ------------------- ---------------------

    Shareholders' equity per Canadian GAAP                                          $ 78,748               $79,609

    Adjustments related to:

       Mineral exploration expenses                                                 (37,420)              (34,035)
                                                                          ------------------- ---------------------

    Shareholders' equity per US GAAP                                                $ 41,328               $45,574
                                                                          ------------------- ---------------------

                           MINEFINDERS CORPORATION LTD

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six Months Ended June 30, 2004.

(Expressed in United States Dollars)

This discussion and analysis of financial position and results of operations of Minefinders Corporation Ltd. (the Company) should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the six months ended June 30, 2004 and with the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2003. Additional information relating to the Company, including the Company's annual information form and Annual Report, is available on SEDAR at www. sedar.com. All amounts in this report are expressed in United States dollars, unless the context indicates otherwise.

Effective January 1, 2004, the Company changed its reporting currency from the Canadian dollar to the United States dollar so its financial results may be more comparable to other mineral exploration companies operating internationally. The effect of the change is discussed elsewhere in this report.

Introduction

The attached interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP) (See note 10 to the financial statements.). The Company's accounting policies and estimates used in the preparation of these financial statements are consistent with those used in the preparation of the annual financial statements, except for a change in reporting currency and adoption of new Canadian accounting standards for stock-based compensation, both of which are discussed elsewhere in this report. The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Business Conditions and Highlights

The Company is primarily engaged in the exploration and development of mineral properties, principally precious metals. Its main asset is the Dolores deposit in Chihuahua, Mexico. A bankable feasibility study is currently in progress, the results of which will be the principal consideration in advancing the Company from the exploration stage to production. The Company has selected a combined flotation and heap leach mineral recovery process for the final feasibility study which is now expected to be completed early in 2005. The addition of flotation to the Dolores mine plan is expected to substantially increase the overall percentage recovery of contained gold and silver. Drilling continues at Dolores, and other infrastructure and preparatory activities are under way in anticipation of a positive outcome to the feasibility study. On August 9, 2004 the Company issued a press release detailing an increase of 10% in measured and indicated resources at the Dolores project to 93 million tonnes containing 2.6 million ounces of gold and 123 million ounces of silver (at a 0.3 grams per tonne cut-off).

The Company is conducting an active exploration program on several of its Northern Sonora properties, and added to its portfolio in the first quarter of 2004 by securing mineral rights on a 500 hectare mineral concession in Northern Sonora, approximately 18 kilometers west-southwest of Nogales, Mexico. The concession covers the historic Planchas de Plata silver mining district and is considered prospective for the discovery of a large bulk-tonnage silver deposit. Additionally, in June 2004 the Company announced the discovery of significant silver mineralization in an initial drilling program at its Real Viejo project, also located in Northern Sonora, approximately 10 kilometres northwest of the Planchas de Plata District. In view of this success an additional drill program will be conducted this fall, following the monsoon season.

The Company does not have revenue except from interest earned on cash balances. It relies on equity financing to fund corporate expenses and exploration programs on its properties in Mexico and the United States. The market for gold and silver equity issues was favourable in the first quarter of 2004. The price for gold was above $400 per ounce for most of the quarter, and peaked at $427 on April 1.

In the second quarter, prices ranged from $375 per ounce to $427, with an average of $393, down from the first quarter average of $401. At August 11, 2004 the price was $394. Silver prices ranged from $5.55 per ounce to $8.29, with an August 11 price of $6.60. The current prices of these two commodities are considered by management to be favourable to a development decision at Dolores.

Operating Activities

The Company recorded a net loss for the quarter ended June 30, 2004 of $1.74 million ($0.05 per share) compared with $0.344 million ($0.01 per share) in 2003. Year to date, the net loss is $1.983 million ($0.05 per share) compared with a loss in the first half of 2003 of $1.056 million ($0.04 per share). These figures include $1.318 million of stock-based compensation expense incurred in the second quarter of 2004; there was no such charge in the first quarter of 2004 nor in the first two quarters of 2003. Without this charge, the net loss for the six months ended June 30, 2004 would have been $0.665 million, and the operating loss for the year to date would have been $1.199 million compared with $1.129 million for 2003. For the second quarter, a similar adjustment would result in an operating loss of $0.624 million compared with $0.467 for the second quarter of 2003.



Administration costs increased from $0.467 million in the second quarter of 2003 to $0.624 million in 2004 after deducting the $1.318 million of stock-based compensation expense. Accounting and auditing costs increased by $35,000.
Additional accounting staff have been hired and additional audit expense has been incurred to meet the Company's continued growth and the substantial increase in its regulatory compliance responsibilities. Legal costs increased by $20,000 for similar reasons. General office costs increased from $57,000 to $147,000 primarily because of a corporation capital tax assessment of $74,000.

Summary by Quarter

The following tables present our unaudited quarterly results of operations for each of the last eight quarters.

        Net loss by quarter (000's)
                                                                Q-1               Q-2            Q-3             Q-4
                                                     --------------- ----------------- -------------- ---------------
        2004
        Net loss excluding write-down                          $194            $1,700
        Write-down of mineral properties
                                      48 41
                                                     --------------- ----------------- -------------- ---------------
        Net loss                                               $242          $1,741
                                                     --------------- ----------------- -------------- ---------------
        Loss per share                                        $0.01            $0.05
                                                     --------------- ----------------- -------------- ---------------

        2003
        Net loss excluding write-down                          $689              $325         $1,239            $620

        Write-down of mineral properties                         23                19             33           1,012
                                                     --------------- ----------------- -------------- ---------------
        Net loss                                               $712              $344         $1,272          $1,632
                                                     --------------- ----------------- -------------- ---------------
        Loss per share                                        $0.02             $0.01          $0.04           $0.05
                                                     --------------- ----------------- -------------- ---------------

        2002
        Net loss excluding write-down                                                            $97            $550
        Write-down of mineral properties                                                         103             269
                                                     --------------- ----------------- -------------- ---------------
        Net loss                                                                                $200            $819
                                                     --------------- ----------------- -------------- ---------------
        Loss per share                                                                         $0.01           $0.03
                                                     --------------- ----------------- -------------- ---------------

The above figures have been restated to conform to the newly adopted accounting policy for stock-based compensation and for the change in reporting currency to the United States dollar.

As the Company is still in the exploration stage, its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter, such as charges for stock-based compensation on the award of stock options.

Financial Position and Liquidity

The Company's financial condition improved significantly in 2003 and the Company maintained high levels of cash balances and working capital throughout the first two quarters of 2004. As at June 30, 2004, the Company had working capital of $41.16 million, compared with $45.0 million at December 31, 2003. The most significant component of the change in working capital in the second quarter was the decrease in cash and cash equivalents by $2.37 million over the March 31, 2004 balance. Other components of working capital did not change much.

Cash used in operating activities increased from almost nil in the second quarter of 2003 to $0.4 million in the same period in 2004, largely due to the loss incurred in 2004 and the reduction in accounts payable. The costs associated with mineral exploration and equipment additions in the period were down slightly from $1.6 million to $1.5 million.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, some of which are denominated in United States dollars and Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. During the three months ended June 30, 2004, the Company recorded a negligible loss, while in the same period in 2003 a loss of $0.12 million was recorded. The Company will continue to seek to maintain a low exposure to foreign currency fluctuations.

The Company's cash and cash equivalents are liquid renewable Canadian dollar bank instruments which provide a fixed rate of interest during the term.

Investment in Mineral Exploration and Development

As explained in note 9 to the financial statements, stock option compensation is charged to accounts in accordance with the nature of the services provided by the recipient. After deduction of such expense of $0.86 million charged to Deferred Exploration Costs in the second quarter (2003-nil), net expenditures on mineral properties decreased slightly during the second quarter to $1.5 million from $1.6 million in 2003. The Company has focused its activities on the Dolores project, an advanced-stage exploration project in northern Mexico, conducting extensive drilling to determine the size and grade of the deposit and to conduct a feasibility study demonstrating its economic potential.

The Dolores feasibility study is expected to be completed by early 2005. Future development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits.

The Company continued to pursue exploration activity on its Northern Sonora properties and has begun a drilling program in Nevada since the end of the second quarter.

Outstanding Share Data

As at August 6, 2004, there were 36,451,841 common shares issued and outstanding and there were 3,465,000 stock options outstanding with exercise prices ranging between CDN$1.05 and CDN$12.53 per share, all of which have vested.

Selected Annual Information

The following information is derived from the consolidated financial statements of the Company for each of the three years ended December 31, 2001, 2002 and 2003:

                                                                     2003               2002             2001
                                                            ----------------- ------------------- ---------------
                                                             (Thousands   of   US   dollars except per share data)

             Revenues - Interest income                           $ 398             $ 116              $ 11

             Net loss                                             3,892              2,496             828

             Net loss per share, basic and fully diluted
                                                                  (0.12)             (0.10)           (0.04)

             Total assets                                        80,406            29,238            23,957

             Long-term liabilities                                   -                 -                -

             Dividends                                               -                 -                -


The above table reflects the increased interest income derived from the investment of funds received from substantial equity issues in 2002 and 2003. The net losses for 2003 and 2002 include charges of $540,841 and $741,959 for stock-based compensation expense. Had these charges not been recorded the net losses would have been $3.35 million in 2003 and $1.75 million in 2002. Compared with the loss of $0.83 million in 2001, these adjusted numbers reflect the increasing level of the Company's activities.

The increase in total assets from $29.238 million at December 31, 2002 to $80.406 million at December 31, 2003 is almost entirely accounted for by an increase in cash balances of approximately $40 million arising from equity issues of $44.44 million in late 2003 and in additional deferred mineral exploration expenditures of $11.76 million financed in part by equity issues of $9.35 million in 2002.

The above table does not necessarily reflect a trend that investors should expect to continue; it shows the outcome of specific events, primarily the Company's exploration success that has enabled it to access the equity markets for substantial funds in a period when such funds were more available because of higher gold and silver prices.

Outlook

The Company is adequately funded to carry out further development work at Dolores in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $7 to 10 million cash budget (of which $2.2 million has been expended through June 30, 2004) for additional drilling, engineering and construction, and environmental studies. The Company has no significant contractual obligations relating to Dolores at this time, apart from property payments, except in relation to contingent royalty payments once production commences. The Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Dolores project. The Company may seek to secure debt financing for all or part of the Dolores construction costs, or it may seek equity financing for all or part of the costs.

The Company plans to expand its exploration and development programs for 2004 on projects other than Dolores, with renewed drilling at its Northern Sonora properties and conduct initial and follow-up drilling at some of its Nevada properties. Expenditures on Northern Sonora are budgeted at $1.7 million and on Nevada projects at $0.5 million.

Change in Accounting Policy and Reporting Currency

The Company's functional currency is the Canadian dollar. The Company adopted on January 1, 2004 the United States dollar as its reporting currency with a restatement of prior period accounts.

Effective January 1, 2004, the Company adopted the recommendations of revised Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based compensation and other stock-based payments".


Readers are referred to Notes 3, 4 and 9 of the consolidated financial statements for the six months ended June 30, 2004 for further information.


Critical Accounting Estimates

There are no changes to critical accounting estimates from those presented for December 31, 2003. Readers are referred to Management's Discussion and Analysis dated March 31, 2004 for further information.

Table of Commitments
Payments due by period
(000's)

                                                              2004               2005-2006                 2007-2008
                                                      --------------------- --------------------- -------------------
        Property payments (a)                          $          75         $        200          $         150

        Operating lease payments (b)                               40                  100        -

        Contingent royalty payments (c)                              -                     -      -
                                                      --------------------- --------------------- -------------------
                                                       $        115          $        300          $         150
                                                      --------------------- --------------------- -------------------

a) Payments in respect of Dolores property, which the Company expects to make; all other property payments are at the discretion of the Company;

b)   Includes existing leases without extensions;

c) Royalty payments on the Dolores property, consisting of net smelter payments totaling 3.25% on gold and 2% on silver net revenues cannot be quantified until the project reaches production.

Related Party Transactions

Related party transactions are summarized in Note 8 to the financial statements for the six months ended June 30, 2004.

Risks and Uncertainties

Certain statements contained in this report, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors and its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act (the "Reform Act"). Future filings with the Securities and Exchange Commission, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements, as defined under the Reform Act. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. For a more detailed discussion of some of the risks and uncertainties facing the Company, please see the management discussion and analysis found on pages 6-10 of the 2003 Annual Report or in the Company's annual information form.

Note to U.S. Investors

While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

"Mark H. Bailey"                                         "Ronald J. Simpson"
----------------                                         -------------------
Mark H. Bailey                                           Ronald J. Simpson
President and Chief Executive Officer                    Chief Financial Officer

Vancouver, B.C.
August 11, 2004

                                  FORM 52-109F2

                        CERTIFICATION OF INTERIM FILINGS

I, Ronald J. Simpson, Chief Financial Officer of Minefinders Corporation Ltd. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The  issuer's  other   certifying   officers  and  I  are  responsible  for
     establishing  and  maintaining   disclosure  controls  and  procedures  and
     internal control over financial reporting for the issuer, and we have:

     a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

     b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Dated:   August 11, 2004

"Ronald J. Simpson"
-------------------------------
Name: Ronald J. Simpson
Title:   Chief Financial Officer

                                  FORM 52-109F2

                        CERTIFICATION OF INTERIM FILINGS

I, Mark H. Bailey, Chief Executive Officer of Minefinders Corporation Ltd. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The  issuer's  other   certifying   officers  and  I  are  responsible  for
     establishing  and  maintaining   disclosure  controls  and  procedures  and
     internal control over financial reporting for the issuer, and we have:

     a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

     b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Dated:   August 11, 2004

"Mark H. Bailey"
----------------------------------
Name: Mark H. Bailey
Title:   Chief Executive Officer

August 13, 2004



To the following Securities Commissions:



BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
and
Toronto Stock Exchange



Dear Sir:

Re: Minefinders Corporation Ltd.

We confirm that the 2nd Quarter 2004 Interim Report to Shareholders was sent by prepaid mail to all Supplemental Card Shareholders in accordance with Canadian Securities Administrators' National Instrument 54-101 regarding communication with beneficial owners of securities of the reporting issuer, this day, August 13, 2004.



Very truly yours,

MINEFINDERS CORPORATION LTD



"Jessie M. Pryor"
-------------------
Jessie M. Pryor

Controller

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                                         Vancouver, B.C. V6E 2K3
                                                             Tel. (604) 687-6263
Listed on the TSX symbol: MFL                                 Fax (604) 687-6267
Traded on the AMEX symbol: MFN                      website: www.minefinders.com
--------------------------------------------------------------------------------


                             N E W S   R E L E A S E
                                                                 August 13, 2004

MINEFINDERS REPORTS SUMMARY OF ACTIVITIES AND SECOND QUARTER 2004 FINANCIAL RESULTS.

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN) has released its unaudited interim financial results for the second quarter of 2004 and for the six months ended June 30, 2004.

Summary of Activities

The Company is completing a bankable feasibility study on its 100% owned Dolores gold and silver deposit, located in Chihuahua, Mexico. A draft final feasibility study is scheduled for delivery in the fourth quarter and the bankable feasibility study is expected in early 2005. On August 9, 2004, the Company announced an increase of 10% in the measured and indicated (M&I) resources at the Dolores project to 93 million tonnes, containing 2.6 million ounces of gold and 123 million ounces of silver (at a 0.3 grams per tonne cut-off). Importantly, 94% - 98% of the in-pit gold and silver ounces are now classified as measured and indicated (a bankable feasibility study requires M&I resources and cannot include inferred resources) and 80% of the global resource ounces are now classifed as measured and indicated.

The Company continues exploration and condemnation drilling at Dolores, as well as infrastructure building in preparation for a positive mine construction decision in early 2005.

Separately, the Company is actively explorating several of its Northern Sonora, Mexico properties, and its Nevada prospects. In June 2004, the Company announced the discovery of significant silver mineralization in an initial drilling program at its Real Viejo project, located in Northern Sonora. A second-phase drill program will be conducted at Real Viejo this fall to follow up on this initial success. The Company has been compiling historical exploration and mining data on its Planchas de Plata silver project, located approximately 10 kilometers southeast of Real Viejo, and will initiate a comprehensive exploration program on this highly-prospective silver property in the third quarter.

Financial Highlights
(All figures in United States Dollars)

The Company recorded a net loss for the quarter ended June 30, 2004 of $1.74 million ($0.05 per share) compared with $0.344 million ($0.01 per share) in 2003. Year to date, the net loss is $1.983 million ($0.05 per share) compared with a loss in the first half of 2003 of $1.056 million ($0.04 per share). These figures include $1.318 million of stock-based compensation expense incurred in the second quarter of 2004; there was no such charge in the first quarter of 2004, nor in the first two quarters of 2003. For the second quarter, a similar adjustment would result in an operating loss of $0.624 million compared with $0.467 for the second quarter of 2003.

The Company maintained high levels of cash balances and working capital throughout the first two quarters of 2004. As at June 30, 2004, the Company had working capital of $41.16 million, compared with $45.0 million at December 31, 2003.

Stock option compensation is charged to accounts in accordance with the nature of the services provided by the recipient. After adjusting for such expense of $0.86 million charged to Deferred Exploration Costs in the second quarter (2003-nil), net cash expenditures on mineral properties during the second quarter were $1.5 million, a small decrease from $1.6 million in 2003.

Changes in Accounting Policy and Reporting Currency

The Company's functional currency is the Canadian dollar. On January 1, 2004, the Company adopted the United States dollar as its reporting currency and re-stated prior period accounts.

Effective January 1, 2004, the Company retroactively adopted the recommendations of revised Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", and now records the expense related to all stock option grants. All prior periods have been re-stated for this change.


Readers are referred to Notes 3, 4 and 9 of the Company's interim consolidated financial statements for the six months ended June 30, 2004, as published at www.sedar.com, for further information.


This summary of financial highlights should be read in conjunction with the Company's unaudited interim consolidated financial statements for the six months ended June 30, 2004 and Management's Discussion and Analysis for the same period. Both of these documents are available at www.sedar.com, or by writing to the Company.


On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the potential, size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

                  State the full name and address of the principal office in Canada of the reporting issuer:

                  Minefinders Corporation Ltd. (the "Company")
                  2288 - 1177 West Hastings Street
                  Vancouver, BC  V6E 2K3

Item 2.  Date of Material Change

                  August 13, 2004

Item 3.  News Release

                  The News Release dated August 13, 2004 was disseminated via CCN Matthews and forwarded to the Toronto Stock Exchange.

                  A copy of the News Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  The Company announced its unaudited interim financial results for the second quarter of 2004 and for the six months ended June 30, 2004.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Executive Officer

                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Mark Bailey
                  President and Director
                  604.687.6263

Item 9.  Date of Report

                  Dated at Vancouver, BC, this 16th day of August, 2004.

                                                    MINEFINDERS CORPORATION LTD.

                                                    Per:

                                                    "Paul C. MacNeill"
                                                    ----------------------------
                                                    Paul C. MacNeill
                                                    Director

                                  SCHEDULE "A"

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                                         Vancouver, B.C. V6E 2K3
                                                             Tel. (604) 687-6263
Listed on the TSX symbol: MFL                                 Fax (604) 687-6267
Traded on the AMEX symbol: MFN                      website: www.minefinders.com
--------------------------------------------------------------------------------

                            N E W S   R E L E A S E
                                                                 August 13, 2004

MINEFINDERS REPORTS SUMMARY OF ACTIVITIES AND SECOND QUARTER 2004 FINANCIAL RESULTS.

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN) has released its unaudited interim financial results for the second quarter of 2004 and for the six months ended June 30, 2004.

Summary of Activities

The Company is completing a bankable feasibility study on its 100% owned Dolores gold and silver deposit, located in Chihuahua, Mexico. A draft final feasibility study is scheduled for delivery in the fourth quarter and the bankable feasibility study is expected in early 2005. On August 9, 2004, the Company announced an increase of 10% in the measured and indicated (M&I) resources at the Dolores project to 93 million tonnes, containing 2.6 million ounces of gold and 123 million ounces of silver (at a 0.3 grams per tonne cut-off). Importantly, 94% - 98% of the in-pit gold and silver ounces are now classified as measured and indicated (a bankable feasibility study requires M&I resources and cannot include inferred resources) and 80% of the global resource ounces are now classifed as measured and indicated.

The Company continues exploration and condemnation drilling at Dolores, as well as infrastructure building in preparation for a positive mine construction decision in early 2005.

Separately, the Company is actively explorating several of its Northern Sonora, Mexico properties, and its Nevada prospects. In June 2004, the Company announced the discovery of significant silver mineralization in an initial drilling program at its Real Viejo project, located in Northern Sonora. A second-phase drill program will be conducted at Real Viejo this fall to follow up on this initial success. The Company has been compiling historical exploration and mining data on its Planchas de Plata silver project, located approximately 10 kilometers southeast of Real Viejo, and will initiate a comprehensive exploration program on this highly-prospective silver property in the third quarter.

Financial Highlights
(All figures in United States Dollars)

The Company recorded a net loss for the quarter ended June 30, 2004 of $1.74 million ($0.05 per share) compared with $0.344 million ($0.01 per share) in 2003. Year to date, the net loss is $1.983 million ($0.05 per share) compared with a loss in the first half of 2003 of $1.056 million ($0.04 per share). These figures include $1.318 million of stock-based compensation expense incurred in the second quarter of 2004; there was no such charge in the first quarter of 2004, nor in the first two quarters of 2003. For the second quarter, a similar adjustment would result in an operating loss of $0.624 million compared with $0.467 for the second quarter of 2003.

The Company maintained high levels of cash balances and working capital throughout the first two quarters of 2004. As at June 30, 2004, the Company had working capital of $41.16 million, compared with $45.0 million at December 31, 2003.

Stock option compensation is charged to accounts in accordance with the nature of the services provided by the recipient. After adjusting for such expense of $0.86 million charged to Deferred Exploration Costs in the second quarter (2003-nil), net cash expenditures on mineral properties during the second quarter were $1.5 million, a small decrease from $1.6 million in 2003.

Changes in Accounting Policy and Reporting Currency

The Company's functional currency is the Canadian dollar. On January 1, 2004, the Company adopted the United States dollar as its reporting currency and re-stated prior period accounts.

Effective January 1, 2004, the Company retroactively adopted the recommendations of revised Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", and now records the expense related to all stock option grants. All prior periods have been re-stated for this change.


Readers are referred to Notes 3, 4 and 9 of the Company's interim consolidated financial statements for the six months ended June 30, 2004, as published at www.sedar.com, for further information.


This summary of financial highlights should be read in conjunction with the Company's unaudited interim consolidated financial statements for the six months ended June 30, 2004 and Management's Discussion and Analysis for the same period. Both of these documents are available at www.sedar.com, or by writing to the Company.


On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the potential, size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    MINEFINDERS CORPORATION LTD.
                                                    (Registrant)


Date   August 16, 2004

                                            By:     /s/  Paul C. MacNeill
                                                    ----------------------------
                                                    Paul C. MacNeill
                                                    Director